Exhibit 99.1

APTORUM GROUP LIMITED

Financial Statements

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2022 and December 31, 2021

(Stated in U.S. Dollars)

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash	$4,065,788	$8,131,217
Restricted cash	3,130,270	130,270
Accounts receivable	71,814	78,722
Inventories	29,704	35,775
Marketable securities, at fair value	153,905	236,615
Amounts due from related parties	141,457	47,754
Due from brokers	76,330	76,380
Loan receivable from a related party	657,404	3,358,089
Other receivables and prepayments	997,900	593,478
Total current assets	9,324,572	12,688,300
Property, plant and equipment, net	3,331,498	3,731,116
Operating lease right-of-use assets	495,415	154,439
Long-term investments	9,744,985	4,156,907
Intangible assets, net	826,184	880,256
Long-term deposits	295,891	296,225
Total Assets	$24,018,545	$21,907,243

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$46	$11,389
Accounts payable and accrued expenses	4,843,862	4,172,565
Finance lease liabilities, current	22,106	47,923
Operating lease liabilities, current	339,649	145,391
Loan payables	3,000,000	-
Total current liabilities	8,205,663	4,377,268
Operating lease liabilities, non-current	163,906	23,853
Total Liabilities	$8,369,569	$4,401,121

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 13,265,503 and 13,202,408 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	$13,265,503	$13,202,408
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as of June 30, 2022 and December 31, 2021)	22,437,754	22,437,754
Additional paid-in capital	44,336,942	43,506,717
Accumulated other comprehensive income (deficit)	29,327	(2,019)
Accumulated deficit	(57,422,767)	(55,537,515)
Total equity attributable to the shareholders of Aptorum Group Limited	22,646,759	23,607,345
Non-controlling interests	(6,997,783)	(6,101,223)
Total equity	15,648,976	17,506,122
Total Liabilities and Equity	$24,018,545	$21,907,243

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the six months ended June 30, 2022 and 2021

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue
Healthcare services income	$527,462	$637,784
Operating expenses
Costs of healthcare services	(529,991)	(629,987)
Research and development expenses	(4,509,303)	(5,508,356)
General and administrative fees	(2,400,418)	(2,564,117)
Legal and professional fees	(1,356,164)	(1,240,512)
Other operating expenses	(183,104)	(189,125)
Total operating expenses	(8,978,980)	(10,132,097)

Other income (loss)
Loss on investments in marketable securities, net	(82,710)	(7,565,273)
Gain on non-marketable investment, net	5,588,078	-
Loss on investments in derivatives, net	-	(4,289)
Gain on use of digital currencies	-	4,918
Interest income (expense), net	149,734	(126,102)
Sundry income	66,628	82,652
Total other income (loss), net	5,721,730	(7,608,094)

Net loss	$(2,729,788)	$(17,102,407)
Less: net loss attributable to non-controlling interests	(844,536)	(1,020,983)

Net loss attributable to Aptorum Group Limited	$(1,885,252)	$(16,081,424)

Net loss per share – basic and diluted	$(0.05)	$(0.47)
Weighted-average shares outstanding – basic and diluted	35,682,652	34,280,137

Net loss	$(2,729,788)	$(17,102,407)
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	31,346	(25,029)
Other comprehensive income (loss)	31,346	(25,029)
Comprehensive loss	(2,698,442)	(17,127,436)
Less: comprehensive loss attributable to non-controlling interests	(844,536)	(1,020,983)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(1,853,906)	(16,106,453)

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2022 and 2021

(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Non- controlling interests	Total
	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount

Balance, January 1, 2022	13,202,408	$13,202,408	22,437,754	$22,437,754	$43,506,717	$(55,537,515)	$(2,019)	$(6,101,223)	$17,506,122
Issuance of shares to non-controlling interest	-	-	-	-	52,024	-	-	(52,024)	-
Net loss	-	-	-	-	-	(1,885,252)	-	(844,536)	(2,729,788)
Share-based compensation	-	-	-	-	683,330	-	-	-	683,330
Exercise of share options	63,095	63,095	-	-	94,871	-	-	-	157,966
Exchange difference on translation of foreign operations	-	-	-	-	-	-	31,346	-	31,346

Balance, June 30, 2022 (Unaudited)	13,265,503	$13,265,503	22,437,754	$22,437,754	$44,336,942	$(57,422,767)	$29,327	$(6,997,783)	$15,648,976

Balance, January 1, 2021	11,584,324	$11,584,324	22,437,754	$22,437,754	$38,247,903	$(30,489,126)	$53,296	$(3,681,858)	$38,152,293
Issuance of share to non-controlling interest	-	-	-	-	34,133	-	-	(34,133)	-
Net loss	-	-	-	-	-	(16,081,424)	-	(1,020,983)	(17,102,407)
Issuance of Class A Ordinary Shares	1,387,925	1,387,925	-	-	2,612,075	-	-	-	4,000,000
Share-based compensation	-	-	-	-	712,919	-	-	-	712,919
Exercise of share options	158,125	158,125	-	-	441,010	-	-	-	599,135
Exercise of warrants	40,000	40,000	-	-	90,012	-	-	-	130,012
Disposal of subsidiaries under common control transaction	-	-	-	-	303,419	-	(5,386)	(300,000)	(1,967)
Exchange difference on translation of foreign operations	-	-	-	-	-	-	(19,643)	-	(19,643)

Balance, June 30, 2021 (Unaudited)	13,170,374	$13,170,374	22,437,754	$22,437,754	$42,441,471	$(46,570,550)	$28,267	$(5,036,974)	$26,470,342

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2022 and 2021

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(2,729,788)	$(17,102,407)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	582,706	596,864
Share-based compensation	683,330	712,919
Loss on investments in marketable securities, net	82,710	7,565,273
Gain on non-marketable investment, net	(5,588,078)	-
Loss on investments in derivatives, net	-	4,289
Gain on use of digital currencies	-	(4,918)
Settlement of service fee by tokens and digital currencies	-	10,457
Operating lease cost	183,179	212,640
Impairment loss of other receivables and prepayment	-	80,000
Interest income	(151,839)	(2,905)
Interest expense	1,000	126,417
Accretion of finance lease liabilities	1,105	2,590
Changes in operating assets and liabilities:
Accounts receivable	6,908	15,128
Inventories	6,071	6,348
Other receivables and prepayments	(403,614)	502,815
Long-term deposits	21,872	-
Due from brokers	50	(4)
Amounts due from related parties	(97,703)	(1,923)
Amounts due to related parties	(12,343)	(138,582)
Accounts payable and accrued expenses	690,988	867,090
Operating lease liabilities	(189,844)	(206,126)
Net cash used in operating activities	(6,913,290)	(6,754,035)

Cash flows from investing activities
Loan to related parties	(103,789)	-
Loan repayment from a related party	2,965,803	-
Purchases of property, plant and equipment	(150,554)	(5,278)
Proceeds from sale of marketable securities	-	20,116,734
Disposal of subsidiary, net of cash disposed	-	(113,828)
Purchases of intangible assets	-	(6,026)
Net cash provided by investing activities	2,711,460	19,991,602

Cash flows from financing activities
Loan from banks	3,000,000	-
Exercise of options and warrants	157,963	130,012
Payment of finance lease obligations	(26,922)	(26,922)
Proceeds from issuance of subsidiaries’ shares	5,360	-
Loan from a related party	-	3,500,000
Repayment of loan from related parties	-	(4,400,000)
Proceeds from issuance of Class A Ordinary Shares and warrants, net	-	4,000,000
Net cash provided by financing activities	3,136,401	3,203,090

Net (decrease) increase in cash and restricted cash	(1,065,429)	16,440,657
Cash and restricted cash- Beginning of period	8,261,487	3,625,356
Cash and restricted cash - End of period	$7,196,058	$20,066,013
Supplemental disclosures of cash flow information
Interest paid	$-	$133,623
Income taxes paid	$-	$-
Reconciliation of cash and restricted cash
Cash	$4,065,788	$19,935,888
Restricted cash	3,130,270	130,125
Total cash and restricted cash shown on the condensed consolidated statements of cash flows	$7,196,058	$20,066,013

See accompanying notes to the condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

1. ORGANIZATION

The condensed consolidated financial statements include the financial statements of Aptorum Group Limited (the “Company”) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”.

The Company, formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, is a company incorporated on September 13, 2010 under the laws of the Cayman Islands with limited liability.

The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies (collectively, “Aptorum Therapeutics Group”).

2. LIQUIDITY

The Group reported a net loss of $2,729,788 and net operating cash outflow of $6,913,290 for the six months ended June 30, 2022. In addition, the Group had an accumulated deficit of $57,422,767 as of June 30, 2022. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

The Group’s principal sources of liquidity have been cash and line of credit facility from related parties and banks. As of the date of issuance of the condensed consolidated financial statements, the Group has approximately $4 million of restricted and unrestricted cash and approximately $12 million of undrawn line of credit facility from related parties. In addition, the Group will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its condensed consolidated financial statements.

The Group believes that available cash, together with the efforts from aforementioned management plan and actions, should enable the Group to meet current anticipated cash needs for at least the next 12 months after the date that the condensed consolidated financial statements are issued and the Group has prepared the condensed consolidated financial statements on a going concern basis. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you the financing will be available in amounts or on terms acceptable to us, if at all.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The condensed consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, we consolidate any variable interest entity (“VIE”) of which we are the primary beneficiary. The typical condition for a controlling financial interest ownership is holding a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities, such as VIEs, through arrangements that do not involve controlling voting interests. ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. We do not consolidate a VIE in which we have a majority ownership interest when we are not considered the primary beneficiary. We have determined that we are not the primary beneficiary of one of the VIE (see Note 12, Variable Interest Entity). We evaluate our relationships with the VIE on an ongoing basis to determine whether we become the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

Use of estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements include valuation of equity securities, fair value of investments in securities, finance lease, warrants and share options, the useful lives of intangible assets and property, plant and equipment, impairment of long-lived assets, valuation allowance for deferred tax assets, and collectability of receivables. Actual results could differ from those estimates.

Marketable securities

Marketable securities are publicly traded stocks measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because the Group either uses quoted prices for identical assets in active markets, inputs that are based upon quoted prices for similar instruments in active markets, or quoted prices for identical assets in markets with insufficient volume or infrequent transaction (less active markets).

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Long-term investments

The Group’s long-term investments consist of equity method investment in common stocks and non-marketable investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Long-term investments are classified as non-current assets on the condensed consolidated balance sheets as those investments do not have stated contractual maturity dates.

Non marketable investments

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.

Equity method investment – Fair value option

The Group elects the fair value option for an investment that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market, if any, or recent orderly transactions for identical or similar investment of the same issuer. Changes in the fair value of these equity method investments are recognized in other income (loss), net in the condensed consolidated statement of operations.

Operating leases

At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Revenue recognition

Revenues are derived from healthcare services rendered to patients for healthcare consultation and medical treatment. Revenue is reported at the amount that reflects the consideration to which the Group expects to be entitled in exchange for providing healthcare services.

The Group recognizes revenue as its performance obligations are completed. Healthcare services are treated as a single performance obligation satisfied at a point in time because the performance obligations are generally satisfied less than one day.

The Group determines the transaction price based on established billing rates.  The Group considers the patient's ability and intent to pay the amount of consideration upon admission.  Subsequent changes resulting from a patient’s ability to pay are recorded as bad debt expense, which is included as a component of other operating expenses in the condensed consolidated statements of operations. During the six months ended June 30, 2022 and 2021, the bad debt expenses were $71 and nil respectively.

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes. The Group adopted this standard effective January 1, 2022. The adoption does not have a material effect on the Group’s condensed consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The ASU addresses the previous lack of specific guidance in the accounting standards codification related to modifications or exchanges of freestanding equity-classified written call options (such as warrants) by specifying the accounting for various modification scenarios. The Group adopted this standard effective January 1, 2022. The adoption does not have a material effect on the Group’s condensed consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The Group adopted this standard effective January 1, 2022. The adoption does not have a material effect on the Group’s condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

4. REVENUE

For the six months ended June 30, 2022 and 2021, all revenue came from provision of healthcare services in Hong Kong.

5. INVESTMENT AND FAIR VALUE MEASUREMENT

Assets Measured at Fair Value on a Recurring Basis

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2022 and December 31, 2021:

June 30, 2022 (unaudited)	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$9,914	$143,991	$-	$153,905
Non-current Assets
Long-term investments
Common stocks	$-	$-	$77,200	$77,200
Total assets at fair value	$9,914	$143,991	$77,200	$231,105

December 31, 2021	Level 1	Level 2	Level 3	Total
Current Assets
Marketable securities
Common stocks	$23,527	$213,088	$-	$236,615
Non-current Assets
Long-term investments
Common stocks	$-	$-	$77,200	$77,200
Total assets at fair value	$23,527	$213,088	$77,200	$313,815

The following is a reconciliation of Level 3 assets measured and recorded at fair value on a recurring basis for the six months ended June 30, 2022 and 2021:

Common Stocks
Balance at January 1, 2022	$77,200
Change in unrealized appreciation	-
Balance at June 30, 2022 (Unaudited)	$77,200
Net change in unrealized appreciation relating to investments still held at June 30, 2022	-

Warrants
Balance at January 1, 2021	$4,289
Change in unrealized depreciation	(4,289)
Balance at June 30, 2021 (Unaudited)	$-
Net change in unrealized depreciation relating to investments still held at June 30, 2021	-

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

The following table presents the quantitative information about the Group’s Level 3 fair value measurements of investment as of June 30, 2022 and December 31, 2021, which utilized significant unobservable internally-developed inputs:

June 30, 2022 (Unaudited)	Valuation technique	Unobservable input	Range (weighted average)

Common stocks	Recent transactions	Recent transaction price	$0.0001 - $0.01

December 31, 2021	Valuation technique	Unobservable input	Range (weighted average)

Common stocks	Recent transactions	Recent transaction price	$0.0001 - $0.01

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment if the carrying amount of the non-marketable investments may not be fully recoverable. Any changes in carrying value are recorded within other income (loss), net in the condensed consolidated statements of operations.

The following is a summary of annual upward or downwards adjustments and impairment recorded in other income (loss), net, during the six months ended June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)
Upward adjustments	$6,108,899	$-
Downward adjustments and impairment	(520,821)	-
Gain on investment in non-marketable security, net	$5,588,078	$-

During the six months ended June 30, 2022 and 2021, the Group did not sell any non-marketable investments. The whole amounts of gain on investment in non-marketable security, net represented the unrealized gains and losses on non-marketable investments held as of June 30, 2022 and 2021.

The following table summarizes the total carrying value of the non-marketable investments held as of June 30, 2022 and December 31, 2021 including cumulative unrealized upward or downward adjustments and impairment made to the initial cost basis of the investments:

	June 30, 2022	December 31, 2021
	(Unaudited)
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	6,108,899	-
Downward adjustments and impairment	(520,821)	-
Total carrying value at the end of the period	$9,667,785	$4,079,707

The Group did not transfer any non-marketable investments into marketable securities during the six months ended June 30, 2022 and 2021.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of June 30, 2022 and December 31, 2021 consisted of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Prepaid research and development expenses	$520,656	$314,165
Prepaid insurance	245,617	92,035
Prepaid service fee	177,498	90,857
Rental deposits	14,783	12,011
Prepaid rental expenses	12,923	13,205
Other receivables	2,489	47,697
Others	23,934	23,508
	$997,900	$593,478

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of June 30, 2022 and December 31, 2021 consisted of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Computer equipment	$85,495	$85,495
Furniture, fixture, and office and medical equipment	298,738	264,123
Leasehold improvements	542,514	542,514
Laboratory equipment	4,273,465	4,179,064
Motor vehicle under finance leases	239,093	239,093
Assets in construction	1,899,169	1,899,169
	7,338,474	7,209,458
Less: accumulated depreciation	4,006,976	3,478,342
Property, plant and equipment, net	$3,331,498	$3,731,116

Depreciation expenses for property, plant and equipment amounted to $528,634 and $543,152 for the six months ended June 30, 2022 and 2021, respectively.

During the six months ended June 30, 2022 and 2021, no impairment loss or gain or loss from disposal was recorded.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

8. LONG-TERM DEPOSITS

Long-term deposits as of June 30, 2022 and December 31, 2021 consisted of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Rental deposits	$127,303	$149,175
Prepayments for equipment	168,588	147,050
	$295,891	$296,225

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of June 30, 2022 and December 31, 2021 consisted of:

	June 30, 2022	December 31, 2021
	(Unaudited)
Deferred bonus and salaries payable	$3,884,123	$3,173,739
Research and development expenses payable	636,524	519,012
Professional fees payable	159,290	166,190
Cost of healthcare services payable	88,718	142,968
Insurance expenses payable	-	35,010
Others	75,207	135,646
	$4,843,862	$4,172,565

10. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. All the Hong Kong subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 16.5%. The subsidiaries of the Group in Hong Kong did not have assessable profits that were derived Hong Kong during the six months ended June 30, 2022 and 2021. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within the United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary of the Group in the United Kingdom did not have assessable profits that were derived from the United Kingdom during the six months ended June 30, 2022 and 2021. Therefore, no United Kingdom profit tax has been provided for in the periods presented.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the six months ended June 30, 2022 and 2021. Therefore, no Singapore profit tax has been provided for in the periods presented.

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the six months ended June 30, 2022 and 2021. Therefore, no United States profit tax has been provided for in the periods presented.

Canada: in accordance with the relevant tax laws and regulations of Canada, a company registered in Canada is subject to income taxes within Canada at the applicable tax rate on taxable income. All the Canada subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 15%. The subsidiary in Canada did not have assessable profits that were derived from Canada during the six months ended June 30, 2022 and 2021. Therefore, no Canada profit tax has been provided for in the periods presented.

Ireland: in accordance with the relevant tax laws and regulations of Ireland, a company registered in Ireland is subject to income taxes within Ireland at the applicable tax rate on taxable income. All the Ireland subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 12.5%. The subsidiary in Ireland did not have assessable profits that were derived from Ireland during the six months ended June 30, 2022 and 2021. Therefore, no Ireland profit tax has been provided for in the periods presented.

On a semi-annually basis, the Group evaluates the realizability of deferred tax assets by jurisdiction and assesses the need for a valuation allowance. In assessing the realizability of deferred tax assets, the Group considers historical profitability, evaluation of scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies. Valuation allowances have been provided on deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. After consideration of all positive and negative evidence, the Group believes that as of June 30, 2022, it is more likely than not the deferred tax assets will not be realized.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

11. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, a Non-executive Director of the Group since June 1, 2022. Before June 1, 2022, he was the Chief Executive Officer and Executive Director of the Group;

(b)	Darren Lui, the Chief Executive Officer and Executive Director since June 1, 2022. Before June 1, 2022, he was the President and Executive Director of the Group;

(c)	Clark Cheng, an Executive Director of the Group;

(d)	Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of ATL. Since December 30, 2021, Libra has become a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%. (Note 12);

(e)	Libra Therapeutics Limited, a wholly owned subsidiary of Libra Sciences Limited;

(f)	Talem Medical Group Limited, an entity which Clark Cheng is a director;

(g)	Aeneas Group Limited, an entity controlled by Ian Huen;

(h)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(i)	CGY Investment Limited, an entity jointly controlled by Darren Lui;

(j)	ACC Medical Limited, an entity controlled by Clark Cheng;

(k)	Sabrina Khan, the Chief Financial Officer of the Group. On July 11, 2022, she resigned from her position as Chief Financial Officer.

Amounts due from related parties

Amounts due from related parties consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Current	(Unaudited)
Libra Sciences Limited	$193,729	$4,193
Libra Therapeutics Limited	17,305	-
Talem Medical Group Limited	587,590	-
Ian Huen	237	-
Jurchen Investment Corporation	-	2,000
CGY Investment Limited	-	2,000
Total	$798,861	$3,397,650

Amounts due to related parties

Amounts due to related parties consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Current	(Unaudited)
Sabrina Khan	$46	$844
Darren Lui	-	3,449
Clark Cheng	-	5,699
Ian Huen	-	1,397
Total	$46	$11,389

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Related party transactions

Related party transactions consisted of the following for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Loan from related parties (Note a)
- Aeneas Group Limited	$-	$1,000,000
- Jurchen Investment Corporation	$-	$2,500,000

Repayment of loan and interest to related parties (Note a)
- Aeneas Group Limited	$-	$1,448,526
- Jurchen Investment Corporation	$-	$3,085,097

Interest expenses (Note a)
- Aeneas Group Limited	$-	$60,773
- Jurchen Investment Corporation	$-	$65,644

Loan to a related party (Note f)
- Libra Sciences Limited	$103,789	$-

Repayment of loan and interest from a related party (Note b)
- Talem Medical Group Limited	$2,965,803	$-

Interest incomes (Note b and f)
- Talem Medical Group Limited	$139,105	$-
- Libra Sciences Limited	$2,051	$-

Consultant, management and administrative fees (Note c)
- CGY Investments Limited	$114,461	$80,000
- ACC Medical Limited	$99,472	$79,402

Administrative fees income (Note e)
- Libra Sciences Limited	$19,231	$-

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

Note a: On August 13, 2019, Aptorum Therapeutics Limited (“ATL”), a wholly owned subsidiary of the Company, entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing ATL to access up to a total $15 million in line of credit debt financing. Both line of credits have originally matured on August 12, 2022. ATL and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. ATL may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty. As of the date of this condensed consolidated financial statements, the undrawn line of credit facility is $12 million.

Note b: On November 17, 2021, Aptorum Therapeutics Limited (the “Lender”) entered into a loan agreement with Talem Medical Group Limited (the “Borrower”). According to the loan agreement, the Lender granted a loan of up to AUD4,700,000 for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown. The maturity date is extended for 6 months to the first extended maturity date, and may further extendable for another 6 months to the second extended maturity date, if certain conditions stated in loan agreement are satisfied. As of the date of this condensed consolidated financial statements, AUD800,000 of the principal (approximately $554,000) is outstanding from the Borrower following a partial repayment.

Note c: CGY Investment Limited provided certain consultancy, advisory and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is initially entitled to receive HK $104,000 (approximately $13,333) per calendar month plus reimbursement; such the monthly service fee is adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. The agreement will be remained in effect until 1 month’s notice in writing is given by either party.

ACC Medical Limited provided certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development. ACC Medical Limited is initially entitled to receive HK $101,542 (approximately $13,018) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. The agreement will be remained in effect until 1 month’s notice in writing is given by either party.

Note d: On January 2, 2021, Aptorum Medical Limited issued 117 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 93% to 92%. On February 25, 2022, Aptorum Medical Limited further issued 119 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest of the Company from 92% to 91%.

Note e: On January 1, 2022, Aptus Management Limited (“AML”), a wholly owned subsidiary of the Company, entered into an administrative management services agreement with Libra Sciences Limited. According to the agreement, AML will provide documentation and administrative services, include but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. AML is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the expiry date on December 31, 2023.

Note f: On January 13, 2022, ATL entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit will mature on January 12, 2023, extendable for up to 3 years, and the interest on the outstanding principal indebtedness will be at the rate of 10% per annum.

Note g: On May 27, 2021, ATL entered a Share Sale Agreement to sell all of the shares of SMPTH Limited to Aeneas Group Limited at the consideration $1. The sale of SMPTH Limited was a common control transaction and resulted in $303,419 increase in additional paid-in capital in the condensed consolidated statement of changes in equity.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

12. VARIABLE INTEREST ENTITY

The Company consolidates VIEs in which the Group has a variable interest and is determined to be the primary beneficiary. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE.

On December 30, 2021, three of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited),   Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”), issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic benefit of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic benefit of the respective company. Following such share issuances, the Group lost its majority voting rights in each of these three companies and only holds 48.33%, 48.39% and 48.36% economic interest in Libra, Mios and Scipio, respectively. However, the Group still holds a majority of each of these three company’s outstanding Class A ordinary shares and therefore will absorb/receive portions of these subsidiaries’ expected losses or residual returns. In addition, none of these three companies have sufficient equity to sustain its own activities, and they have two classes of ordinary shares which have different rights, benefits and obligations. We determined that all these three companies are variable interest entities (“VIE”). On December 31, 2021, Libra, Mios and Scipio further issued Class A ordinary shares to the Group in exchange of certain projects licenses. Upon these share issuances, the Group was holding 97.27% economic interest and 31.51% voting power in Libra, 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively.

We have considered each of these entity’s Memorandum and Article of Association and their respective board of directors (the sole director of each of Mios and Scipio is an executive director of the Group), and determined that we have the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, we do not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, we determined that we are the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra.

The following tables summarize the aggregate carrying value of VIEs’ assets and liabilities in the consolidated balance sheets that are consolidated

	Assets	Liabilities	Net Assets
June 30, 2022 (Unaudited)
Total	$104,295	$2,636	$101,659

	Assets	Liabilities	Net Assets
December 31, 2021
Total	$5,361	$2,266	$3,095

The following tables summarize the aggregate carrying value of assets and liabilities in the Group’s consolidated balance sheets that relate to the VIE in which the Group holds a variable interest but is not the primary beneficiary.

	Assets	Liabilities	Net Assets	Maximum Exposure to Losses
June 30, 2022 (Unaudited)
Total	$288,234	$-	$288,234	$288,234

	Assets	Liabilities	Net Assets	Maximum Exposure to Losses
December 31, 2021
Total	$4,195	$-	$4,195	$4,195

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

On January 1, 2022, the Group entered into an administrative management services agreement with Libra. According to the agreement, the Group will provide documentation and administrative services, including but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. The Group is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the expiry date on December 31, 2023.

On January 13, 2022, the Group entered a line of credit facility with Libra to provide up to a total $1 million in line of credit debt financing for its daily operation. The line of credit will mature on January 12, 2023, extendable for up to 3 years, and the interest on the outstanding principal indebtedness will be at the rate of 10% per annum.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

13. LEASE

As of June 30, 2022, the Group has three non-short-term operating leases for office, laboratories and clinic with remaining terms expiring from 2023 through 2024 and a weighted average remaining lease term of 1.6 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Lease cost
Finance lease cost:
Depreciation	$23,909	$23,909
Interest on lease liabilities	1,105	2,590
Operating lease cost	183,179	212,640
Short-term lease cost	42,716	43,014
Variable lease cost	-	-
Sublease income	-	-
Total lease cost	$250,909	$282,153
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$189,844	$206,126
Financing cash flows from finance leases	26,922	26,922
Right-of-use assets obtained in exchange for new operating lease liabilities		-
Weighted-average remaining lease term – finance leases	0.4 years	1.4 years
Weighted-average remaining lease term – operating leases	1.6 years	1.1 years
Weighted-average discount rate – finance leases	2.5%	2.5%
Weighted-average discount rate – operating leases	8.0%	8.0%

The maturity analysis of operating leases liabilities as of June 30, 2022 is as follows:

June 30, 2022
(Unaudited)
Remaining periods ending December 31,
2022	$188,518
2023	314,366
2024	33,620
Total future undiscounted cash flow	536,504
Less: Discount on operating lease liabilities	(32,949)
Present value of operating lease liabilities	503,555
Less: Current portion of operating lease liabilities	(339,649)
Non-current portion of operating lease liabilities	$163,906

On May 14, 2018, the Group leased a vehicle for its operation with a lease term of 54 months, and the lease was classified as a finance lease. The following lists the components of the net present value of finance leases liabilities:

June 30, 2022
(Unaudited)
Remaining periods ending December 31,
2022	$22,435
Total future undiscounted cash flow	22,435
Less: Discount on finance lease liabilities	(329)
Present value of finance lease liabilities	$22,106

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

14. ORDINARY SHARES

On March 26, 2021, the Company entered into an at-the-market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as our sales agent (the “Sales Agent”), relating to the sale of our Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. As of the date of issuance of the consolidated financial statements, we have not yet issued any Class A Ordinary Shares pursuant to the ATM Offering.

On May 26, 2021, the Company entered into a private placement shares purchase agreement with Jurchen Investment Corporation, issuing 1,387,925 Class A Ordinary Shares at $2.882 per share, representing a 10% premium to the last closing price of the Company’s Class A Ordinary Shares on the NASDAQ stock exchange on that date. The Company received aggregate gross proceeds of $4,000,000 from the purchase of these shares.

For the six months ended June 30, 2022 and 2021, the Group issued 63,095 and 198,125 Class A Ordinary Shares to warrant and share option holders respectively.

15. SHARE BASED COMPENSATION

Share option plan

752,185 options were granted on March 11, 2021 to directors, employees, external consultants and advisors of the Group with an exercise price of $2.76 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 367,950 options vest on January 1, 2022 and expire on December 31, 2032; 367,930 options vest on January 1, 2023 and expire on December 31, 2033; 9,058 options vest on June 8, 2021 and expire on June 7, 2032; and 7,247 options vest on July 14, 2021 and expire on July 13, 2032.

1,531,332 options were granted on March 8, 2022 to directors, employees, external consultants and advisors of the Group with an exercise price of $1.34 per share, which was based on the average closing price of the shares traded on the NASDAQ stock exchange for the five trading days immediately preceding the grant date. 748,881 options vest on January 1, 2023 and expire on December 31, 2033; 748,868 options vest on January 1, 2024 and expire on December 31, 2034; 18,657 options vest on June 8, 2022 and expire on June 7, 2033; and 14,926 options vest on July 14, 2022 and expire on July 13, 2033.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

A summary of the option activity as of June 30, 2022 and 2021 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value $

Outstanding, January 1, 2022	1,273,706	3.19	11.01	-

Granted	1,531,332	1.34	12.30
Exercised	(63,095)	2.50		4,926
Forfeited	(9,390)	2.76
Cancelled	(4,334)	11.68
Outstanding, June 30, 2022	2,728,219	2.16	11.33	45,492
Exercisable, June 30, 2022	884,801	3.30	10.13	560

Outstanding, January 1, 2021	717,717	3.76	11.22

Granted	752,185	2.76	12.29
Exercised	(158,125)	3.79		15,969
Forfeited	(5,602)	2.92
Outstanding, June 30, 2021	1,306,175	3.18	11.50	423,411
Exercisable, June 30, 2021	298,803	4.35	10.40	48,779

The weighted-average grant date fair value of share option grants during the six months ended June 30, 2022 and 2021 was $1.00 and $2.57, respectively. The maximum contractual term for share option was 12.8 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

	Granted in 2022	Granted in 2021
Expected volatility	89.55%	97.70%
Risk-free interest rate	1.86%	1.64%
Expected term from grant date (in years)	5.63-6.41	5.62-6.41
Dividend rate	-	-
Dilution factor	1	1
Fair value	$0.97-$1.02	$2.51-$2.60

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $452,758 and $230,572 for the six months ended June 30, 2022 respectively, and $491,696 and $221,223 for the six months ended June 30, 2021 respectively.

APTORUM GROUP LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Stated in U.S. Dollars)

16. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Aptorum Group Limited	$(1,885,252)	$(16,081,424)
Denominator:
Basic and diluted weighted average shares outstanding	35,682,652	34,280,137

Basic and diluted loss per share	$(0.05)	$(0.47)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive.

17. CONTINGENT PAYMENT OBLIGATIONS

The Group has entered into agreements with independent third parties for purchasing office and laboratory equipment. As of June 30, 2022, we had non-cancellable purchase commitments of $49,166.

The Group has additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that we are required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2022 are as below:

Amount
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$282,564
From entering phase 1 to before first commercial sale	22,276,410
First commercial sale	14,982,051
Net sales amount more than certain threshold in a year	70,769,231
Subtotal	108,310,256

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	198,643

Total	$108,508,899

For the six months ended June 30, 2022 and 2021, the Group incurred $nil and $59,232 milestone payments, respectively. For the six months ended June 30, 2022 and 2021, the Group did not incur any royalties or research and development funding.

18. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the condensed consolidated financial statements, no subsequent event is identified that would have required adjustment or disclosure in the condensed consolidated financial statements.